UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM T-3/A

(Amendment No. 1)

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FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

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ROCF II Series, a series of Red Oak Capital Fund Series, LLC
(Name of Applicant)

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5925 Carnegie Blvd, Suite 110

Charlotte, NC 28209

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
9.5% Senior Secured Bonds	Maximum – $45,867,000

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Robert Kaplan

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(616) 343-0697

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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With copies to:

Michael K. Rafter

Gary M. Brown

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, Georgia 30363

(404) 322-6627

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The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to Form T-3 filed by ROCF II Series, a series of Red Oak Capital Fund Series, LLC (the “Company”) with the Securities and Exchange Commission (the “SEC”) by the Company on November 18, 2024 (the “Form T-3”) is being filed solely to include the final Exchange Circular, filed as Exhibit 1.1 to the Company’s Current Report on Form 1-U filed with the SEC on April 29, 2024, as an exhibit to the Form T-3. The Amendment is not intended to amend or delete any other part of the Form T-3.

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EXHIBIT LIST

Exhibit No.	Description

Exhibit T3A-1

Certificate of Formation of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024) *

Exhibit T3B-1

Limited Liability Company Agreement of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024) *

Exhibit T3C-1

Form of Indenture between ROCF II, Series, a series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit T3C-1 to the Application on Form T-3 filed with the SEC by Red Oak Capital Fund Series, LLC on November 18, 2024) *

Exhibit T3D	Not applicable

Exhibit T3E-1	Letter of Transmittal (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024) *

Exhibit T3E-2	Letter to Clients (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024) *

Exhibit T3E-3

Press Release extending exchange offer to July 31, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on July 1, 2024) *

Exhibit T3E-4

Press Release extending exchange offer to September 30, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on July 30, 2024) *

Exhibit T3E-5

Press Release extending exchange offer to October 31, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on September 25, 2024) *

Exhibit T3E-6

Press Release extending exchange offer to November 30, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on October 31, 2024) *

Exhibit T3E-7	Pledge and Security Agreement (incorporated by reference to Exhibit 3.7 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024) *

Exhibit T3E-8	Exchange Circular dated April 19, 2024 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024) **

Exhibit T3F

Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C-1 incorporated by reference herein) *

Exhibit T3F

Statement of eligibility and qualification of the Trustee on Form T-1 (incorporated by reference to Exhibit T3F to the Application on Form T-3 filed with the SEC by Red Oak Capital Fund Series, LLC on November 18, 2024) *

*	Previously filed
**	Filed Herewith by this amendment

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SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Red Oak Capital Fund Series, LLC, a series limited liability company organized and existing under the laws of the State of Delaware, and ROCF II Series, a series of Red Oak Capital Fund Series, LLC each have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Charlotte, North Carolina, on the 21st day of November, 2024.

Red Oak Capital Fund Series, LLC, a Delaware series limited liability company

[NO SEAL]	By:	Red Oak Capital GP, LLC, a Delaware limited liability company (its manager)

		By:	/s/ Robert R. Kaplan, Jr.
Name: Robert R. Kaplan, Jr.
Title: Authorized Officer

ROCF II Series, a series of Red Oak Capital Fund Series, LLC, a Delaware series limited liability company

[NO SEAL]	By:	Red Oak Capital GP, LLC, a Delaware limited liability company (its manager)

		By:	/s/ Robert R. Kaplan, Jr.
Name: Robert R. Kaplan, Jr.
Title: Authorized Officer

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